SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

BUTLER INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK OF $.001 PAR VALUE

(Title of Class of Securities)

123649105

(CUSIP Number)

DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,

Syosset, New York 11791-3419 (516) 364-0303

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Check the following box if a fee is being paid with the statement  ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

Item 4.    Purpose of Transaction

Item 4 is amended by adding the following sentence to the end thereof:

On or about September 26, 2003, an Amended Verified Complaint was filed with the Court, amending the Complaint to add Robert W. Frank as an additional plaintiff.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ DAVID M. KNOTT

David M. Knott

KNOTT PARTNERS, L.P.

Dated: October 7, 2003	By:	/s/ DAVID M. KNOTT

David M. Knott, General Partner